EXHIBIT 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OVERVIEW

Steel Partners Holdings L.P.’s ("SPLP," the "Company," "we," "us" and "our") share capital consists of common units, no par value ("common units"), and 6.0% Series A preferred units, no par value ("Preferred Units"). As of December 31, 2023, we had 21,296,067 common units and 6,422,128 Series A preferred units outstanding. Our common units are listed on the New York Stock Exchange, or NYSE, under the symbol "SPLP" and our Series A preferred units are listed on the NYSE, under the symbol "SPLP-PRA."

The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our Certificate of Limited Partnership, as amended, and the Tenth Amended and Restated Agreement of Limited Partnership of Steel Partners Holdings L.P., dated as of June 1, 2023, as amended (the "Partnership Agreement"), copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read these documents, and the applicable provisions of Delaware law for additional information.

DESCRIPTION OF COMMON UNITS

The Units

Our common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and to exercise the rights and privileges provided to limited partners under our Partnership Agreement.

Transfer of Common Units

Except as provided in the Partnership Agreement, no transfer of any partnership interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws or rules and regulations of the SEC, any state securities commission, or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of us under the laws of the jurisdiction of its formation, (iii) cause us to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) or (iv) cause us to be subjected to the provisions of the Investment Company Act.

The Steel Partners Holdings GP Inc. (the "General Partner") may impose restrictions on the transfer of partnership interests if it receives an opinion of counsel that such restrictions are necessary to avoid a significant risk of (i) us becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) us being subjected to the provisions of the Investment Company Act. The General Partner may impose such restrictions by amending the Partnership Agreement; provided however, that any amendment that would result in the delisting or suspension of trading of any class of limited partner interests on the principal national securities exchange on which such class of limited partner interests is then traded must be approved, prior to such amendment being effected, by the approval by vote of the holders of a majority of the voting power of outstanding voting units (excluding voting units owned by us, the General Partner and persons we and the General Partner control).

Distribution and Liquidation Rights

The holders of common units are entitled to participate in partnership distributions authorized by the General Partner in its sole discretion, which may be made in cash or in kind to common unitholders pro rata according to their respective percentage interests in us, subject to the preferential distribution rights of our Preferred Units. In the event of our liquidation, dissolution or winding up, holders of common units will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of our Preferred Units.

Voting Rights

Each record holder of a common unit is entitled to one vote per common unit. If, absent regulatory approval, at any time any person or group, other than (i) General Partner, SP General Services LLC and their respective affiliates, and (ii) a person or group that acquires 10% or more of any common units with the prior approval of the Board of

Directors, acquires, in the aggregate, beneficial ownership of 10% or more of any class of common units then outstanding, that person or group will lose voting rights with respect to all of its common units in excess of 9.9%, and such common units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under the Partnership Agreement. Limited partnership interests owned by us or our subsidiaries will not be considered to be outstanding for purposes of calculating required votes, determining the presence of a quorum or for other similar purposes under the Partnership Agreement.

Any common units held for its own account by a unitholder that is a bank holding company or a financial holding company, as defined in the U.S. Bank Holding Company Act of 1956, as amended, or the "BHCA," or a non-bank subsidiary of such holding company and that received its common units as a distribution by Steel Partners II Master Fund L.P. or any of its affiliates following the acquisition by us of Steel Partners II, L.P., which became effective without further condition on July 15, 2009, (each a"BHC Partner,") that is determined at the time of admission of such BHC Partner to be in excess of 4.99% (or such lesser or greater percentage as may be permitted under Section 4(c)(6) of the BHCA or other applicable law) of the total common units, excluding, for purposes of calculating this percentage, portions of any other common units that are deemed to be non-voting interests pursuant to Section 3.5 of the Partnership Agreement, shall be non-voting interests (whether or not subsequently transferred in whole or in part to any other person except if such common units are transferred (i) to the public in an offering registered under the Securities Act; (ii) in a transaction pursuant to Rule 144 or Rule 144A under the Securities Act in which no person acquires more than 2% of our total common units; or (iii) in a single transaction to a third party who acquires at least a majority of our total common units without regard to the transfer of any non-voting interests. Upon the admission of any additional unitholder to the partnership or any reduction of the total outstanding common units (whether as a result of repurchases of common units by us or otherwise), recalculation of the common units held by all BHC Partners shall be made, and only that portion of the total common units held by each BHC Partner (which shall include, solely for the purpose of calculating the total common units of such BHC Partner, any common units other than a non-voting interest previously transferred by such BHC Partner to a person who was a unitholder at the time of transfer) that is determined as of the date of such admission or reduction to be in excess of 4.99% (or such lesser or greater percentage as may be permitted under Section 4(c)(6) of the BHCA or other applicable law) of the total outstanding common units, excluding non-voting interests as of such date, shall be a non-voting interest.

Election of Directors

The unitholders will vote together as a single class for the election of directors. The unitholders entitled to vote will elect by a plurality of the votes cast at such meeting persons to serve as directors on the Board of Directors who are nominated in accordance with the provisions of the Partnership Agreement. The holders of our common units do not have any cumulative voting rights.

Amendment of Partnership Agreement

Amendments to the Partnership Agreement may not be proposed except by or with the consent of the General Partner. To adopt a proposed amendment (other than an amendment that does not require unitholder approval, as discussed further in our Partnership Agreement), the Board of Directors must seek the written approval of unitholders or call a meeting of the unitholders to consider and vote upon the proposed amendment. A proposed amendment shall be effective upon its approval by the Unitholders holding a majority of the voting power of the Outstanding Voting Units (including Voting Units held by the General Partner and its affiliates), unless a greater or different percentage is required under the Partnership Agreement or by Delaware law.
No Unitholder Approval

The General Partner may generally make amendments to the Partnership Agreement without the approval of any partner or assignee to reflect, among other things:

•the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;
•an amendment that the General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities;
•any amendment expressly permitted in the Partnership Agreement to be made by the General Partner acting alone;
•an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;
•any amendment that, in the discretion of the General Partner, is necessary or advisable for the formation by us of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

•are necessary or advisable for any action taken by the General Partner relating to splits or combinations of partnership securities under the provisions of the Partnership Agreement; or
•are required to effect the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Removal of General Partner

The Partnership Agreement provides that the General Partner may be removed if such removal is approved by the vote of the unitholders holding at least 66 2/3% of the voting power of the outstanding voting units (including voting units held by the General Partner and its affiliates) and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of the General Partner will be subject to the approval of a successor general partner by the vote of the unitholders holding a majority of the voting power of our outstanding voting units (including voting units held by the General Partner and its affiliates).

Transfer of General Partner Interests
Subject to certain conditions, we may not transfer all or any part of our interests in the General Partner, and the General Partner may not transfer all or any part of its general partner interest to a person (other than us or our subsidiary) unless such transfer (i) has been approved by the prior written consent or vote of unitholders holding at least 66 2/3% of the voting power of the outstanding voting units, or (ii) is of all, but not less than all, of its general partner interest to (a) an affiliate of the General Partner (other than an individual) or (b) subject to approval by a majority of the independent directors, another person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another person (other than an individual) or the transfer by the General Partner of all, but not less than all, of its general partner interest to another person (other than an individual), or (iii) is the transfer by Steel Partners II GP LLC of the general partner interest to the General Partner pursuant to the terms of the Exchange Agreement, dated as of January 1, 2009, between us and SP II Master Fund, as the same may be amended or modified.

Call Right

If at any time less than 10% of the then issued and outstanding limited partner interests of any class is held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign and transfer in whole or in part to any of its affiliates or to us, exercisable in its sole discretion, to purchase all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase will be the greater of:

(1)the current market price as of the date three days before the date the notice is mailed; and

(2)the highest price paid by the General Partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those limited partner interests.

If the General Partner, any affiliate of the General Partner or we elect to exercise the right to purchase limited partner interests as set forth above, the holders of such limited partner interests will be entitled to appraisal rights.

Other Rights and Preferences

Our common units have no preemptive rights, conversion rights or other subscription rights or sinking fund provisions.

Protection of Tax Benefits

The Partnership Agreement contains provisions designed to protect benefits as a result of significant net operating losses and other tax benefits of our subsidiaries and portfolio companies (each an “Associated Company”) by preventing certain transfers of securities that could result in an ownership change with respect to an Associated Company. These provisions generally (i) restrict any direct or indirect transfer of our limited partnership interests or any warrant, right or option to purchase a limited partnership interest (together "Partnership Instruments") or (ii) require the termination within three business days after entry into a derivatives contract, if the effect of either (i) or (ii) would be to cause a holder to own more than 4.25% of our units (a "Prohibited Owner") or increase the percentage of units owned directly or indirectly by a Prohibited Owner.

Any direct or indirect transfer attempted in violation of the above would be immediately void as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of our Partnership Instruments would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as a partner of the Company for any purpose whatsoever in respect of such Partnership Instruments.

In addition to a prohibited transfer being void as of the date it is attempted, upon demand, the purported transferee must transfer any Partnership Instruments acquired in violation of the above ("Excess Securities") to an agent designated by us (the "Agent"), along with any distributions paid by the Company with respect to such Excess Securities. Excess Securities will not entitle the purported transferee to any voting or economic rights with respect to the Excess Securities, which will remain with the transferor unless and until the Excess Security is transferred to the Agent or until our Board approves pursuant to its authority.

To the extent permitted by law, any unitholder who knowingly violates the above described provisions will be liable for any and all damages we suffer as a result of such violation, including damages resulting from any limitation in the ability of any of our Associated Companies to use the net operation losses and any professional fees incurred in connection with addressing such violation.

DESCRIPTION OF SERIES A PREFERRED UNITS

The Series A Preferred Units (“Preferred Units”) entitle the holders to a cumulative quarterly cash or in-kind (or a combination thereof) distribution, when, as and if declared by the Board of Directors at its sole discretion.
Voting Rights

The Preferred Units have no voting rights, except that holders of the Preferred Units have certain voting rights in limited circumstances relating to the election of directors following the failure to pay six quarterly distributions.
Distribution Rights

The holders of Preferred Units are entitled to receive distributions when, as and if declared by the Board of Directors out of funds legally available, at a rate per annum equal to 6.0% of the $25.00 liquidation preference per unit. Distributions are payable in cash or in kind or a combination thereof at the sole discretion of the Board of Directors. Distributions on the Preferred Units are payable quarterly on March 15, June 15, September 15 and December 15 of each year, when, as and if declared by the Board of Directors. The Preferred Units rank senior to our common units with respect to the payment of distributions to the extent provided in our Partnership Agreement.

Distributions on the Preferred Units are cumulative and shall accumulate from the date of issuance of the applicable Preferred Units. Distributions on the Preferred Units will accumulate whether or not the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, at any time prohibit the current payment of distributions, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Preferred Units will accumulate as of the applicable distribution payment date on which they first become payable. Distributions on account of arrears for any past distribution periods may be declared and paid at any time, without reference to a regular distribution payment date, to holders of record of the Preferred Units on the record date fixed by the Company acting through the General Partner. Accumulated and unpaid distributions will not bear interest.

The Board of Directors, or a duly authorized committee thereof, may, in its discretion, choose to pay distributions on the Preferred Units without the payment of any distributions on our common units and any other units we may issue in the future ranking, as to the payment of distributions, junior to the Preferred Units (collectively, "junior units"). No distributions may be declared or paid or set apart for payment on any Preferred Units if at the same time any arrears exist or default exists in the payment of distributions on any outstanding series of our senior units (defined below), if any are issued.

When distributions are not declared and paid (or duly provided for) on any distribution payment date (or, in the case of parity units (as defined below) having distribution payment dates different from the distribution payment dates pertaining to the Preferred Units, on a distribution payment date falling within the related distribution period for the Preferred Units) in full upon the Preferred Units or any parity units, all distributions declared upon the Preferred Units and all such parity units payable on such distribution payment date (or, in the case of parity units having distribution payment dates different from the distribution payment dates pertaining to the Preferred Units, on a distribution payment date falling within the related distribution period for the Preferred Units) shall be declared pro rata so that the respective amounts of such distributions shall bear the same ratio to each other as all accumulated and unpaid distributions per unit on the Preferred Units and all accumulated and unpaid distributions per unit on all parity units payable on such distribution payment date (or in the case of non-cumulative party units, unpaid distributions for the then current distribution period (whether or not declared) and in the case of parity units having distribution payment dates different from the distribution payment dates pertaining to the Preferred Units, on a distribution payment date falling within the related distribution period for the Preferred Units) bear to each other.

“Parity Units” means any Partnership securities, including Preferred Units, that the Partnership may authorize or issue, the terms of which provide that such securities shall rank equally with the Preferred Units with respect to payment of distributions and distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of our partnership.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of our partnership, each holder of the Preferred Units will be entitled to a payment out of our assets available for distribution to the preferred unit holders following the satisfaction of all claims ranking senior to the Preferred Units. Such payment will equal the lesser of: (i) the $25.00 liquidation preference per preferred unit and accumulated and unpaid distributions, if any, to, but excluding, the date of liquidation and (ii) the positive balance of the holder’s capital account, to the extent such positive balance is attributable to ownership of the Preferred Units and after taking into account allocations of gross ordinary income to holders of Preferred Units for the taxable year in which the liquidation occurs.

After each holder of Preferred Units receives a payment equal to the positive capital account balance for such holder’s units (even if such payment is less than the preferred unit liquidation value of such holder’s units), holders will not be entitled to any further participation in any distribution of our assets.

If upon any liquidation, the amounts payable with respect to the Preferred Units and any other outstanding series of parity units are not paid in full, then the holders of the Preferred Units and the holders of such parity units will share equally and ratably in any distribution of our assets in proportion to the full distributable amounts to which each such holder is entitled.

Redemption

The Company may redeem the Preferred Units at any time, in whole or in part, at the Company's option at a redemption price equal to $25.00 per unit, plus any accrued and unpaid distributions (payable in cash or common units, or a combination of both, at the Company's discretion). If redeemed in common units, the number of common units to be issued will be equal to the liquidation value per unit divided by the volume weighted-average price of the common units for 60 days prior to the redemption.

The Preferred Units have a term of nine years and to the extent outstanding, will be subject to mandatory redemption on February 7, 2026 at a redemption price equal to $25.00 per unit, plus any accrued and unpaid distributions (payable in cash or common units, or a combination of both, at the Company's discretion).

There is no restriction on redemption of Preferred Units while there is an arrearage in distribution payments.

Other Rights and Preferences

Our Preferred Units have no conversion rights or other subscription rights or sinking fund provisions.